                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

  ----------------------------------------------------------------------------

                                    FORM 11-K

                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

 ------------------------------------------------------------------------------

                  (X) Annual report pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934.

                   For the fiscal year ended December 31, 1998


                                       OR


                 ( ) Transition report pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934.

                         For the transition period from
                     _________________ to ________________.

                  Commission file number of the issuer: 0-15734


                              REPUBLIC BANCORP INC.
                       TAX-DEFERRED SAVINGS PLAN AND TRUST
                              (Full title of plan)


                              REPUBLIC BANCORP INC.
                              1070 East Main Street
                             Owosso, Michigan 48867
                       (Name of the issuer and address of
                         its principal executive office)

                              REQUIRED INFORMATION


Items 1-3.  Financial Statements

            Not Applicable.

Item 4.     ERISA Financial Statements

            The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the "Plan"), have been prepared in accordance with the financial reporting requirements of ERISA:

               Financial Statements for the years ended December 31, 1998 and 1997, Supplemental Schedules for the year ended December 31, 1998, and Independent Auditors' Report dated June 21, 1999


            Attached as Exhibit 23 is written consent of independent auditor, Ernst & Young LLP.

                              REPUBLIC BANCORP INC.

                            TAX DEFERRED SAVINGS PLAN



                          Financial Statements for the
                     Years Ended December 31, 1998 and 1997,
                         Supplemental Schedules for the
                        Year Ended December 31, 1998 and
                          Independent Auditors' Report

                              REPUBLIC BANCORP INC.
                            TAX DEFERRED SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                          Page Number
                                                                                          -----------
Report of Independent Auditors                                                                 1

Financial Statements for the Years Ended December 31, 1998 and 1997:

         Statements of Net Assets Available for Benefits                                       2

         Statements of Changes in Net Assets Available for Benefits                            3

         Notes to Financial Statements                                                       4 - 10

         Signatures                                                                            11

Supplemental Schedules for the Year Ended December 31, 1998:

         Item 27a - Schedule of Assets Held for Investment Purposes                            12

         Item 27b - Schedule of Loans or Fixed Income                                    Not Applicable

         Item 27c - Schedule of Leases in Default or Classified as Uncollectible         Not Applicable

         Item 27d - Schedule of Reportable Transactions                                        13

         Items 27e and 27f - Schedule of Non-Exempt Transactions                         Not Applicable

                         Report of Independent Auditors


To the Trustees and Participants of
Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Owosso, Michigan

We have audited the accompanying statements of net assets available for benefits of Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1998 and 1997 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment as of December 31, 1998 and Schedule of Reportable Transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP
June 21, 1999
Detroit, Michigan

                 REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                  DECEMBER 31,

                                                       1998          1997
                                                   ------------  ------------
ASSETS

Investments, at fair value (Notes 2 and 4):
     Cash and Cash Equivalents                     $    78,516   $    61,597
     Common Stock:
       Republic Bancorp Inc. Common Stock
         (973,609 and 837,705 shares at 12/31/98
          and 12/31/97, respectively)               13,341,291    14,424,061
     Stock Mutual Funds                             12,341,568     7,879,410
     Bond and Investment Contract Funds              3,612,152     3,022,781
     Loans to Participants                             641,765       474,823
                                                   -----------   -----------

              Total Investments                     30,015,292    25,862,672

Receivables:
     Participants' contributions                        52,510         5,923
     Employer's contribution                            39,085        13,995
                                                   -----------   -----------

              Total Receivables                         91,595        19,918
                                                   -----------   -----------

              Assets Available for Benefits        $30,106,887   $25,882,590
                                                   ===========   ===========


See notes to financial statements.

                 REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            YEARS ENDED DECEMBER 31,

                                                                    1998           1997
                                                               -------------   -------------
Assets Available for Benefits, January 1,                      $ 25,882,590    $ 13,649,440

Additions:
   Participant contributions                                      4,697,920       3,244,778
   Employer contributions, net of forfeitures                     1,792,589       1,165,495
   Dividends on Republic Bancorp Inc. stock                         293,999         235,134
   Dividends and interest income on investments in
     stock mutual funds, bond funds, investment contract
     funds and loan fund                                            233,278         244,269
   Net (depreciation) appreciation in fair value of Republic
      Bancorp Inc. stock                                         (3,129,256)      6,850,237
   Net appreciation in fair value of investments in
     stock mutual funds, bond funds and investment
     contract funds                                               2,214,535       1,589,638
                                                               ------------    ------------

        Total additions                                           6,103,065      13,329,551

Deductions:
   Benefits paid to participants                                 (1,876,418)     (1,092,778)
   Administrative loan fees                                          (2,350)         (3,623)
                                                               ------------    ------------

         Total deductions                                        (1,878,768)     (1,096,401)
                                                               ------------    ------------

Net additions                                                     4,224,297      12,233,150
                                                               ------------    ------------

Assets Available for Benefits, December 31,                    $ 30,106,887    $ 25,882,590
                                                               ============    ============



See notes to financial statements.

                              REPUBLIC BANCORP INC.
                            TAX-DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

1.       PLAN DESCRIPTION

         The following description of the Republic Bancorp Inc. Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was established November 1, 1988 under the provisions of Section 401(k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. (the "Company"). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

         All employees of the Company are eligible to participate in the Plan after completing one year of continuous service. As of December 31, 1998 and 1997, there were 1,315 and 1,152 plan participants, respectively.

         Participant contributions are limited to 15% of the participant's compensation as defined in the Plan, or such maximum rates as may be approved by the Internal Revenue Service. The Company contributes an amount equal to 50% of each participant's elective deferrals for the Plan year up to 7% of the participant's annual compensation. The Company's contributions to the Plan are made to the Republic Stock Fund. The Company's contributions are vested 25% after two years of service and an additional 25% each year thereafter.

         If a nonvested participant is terminated from the Plan, the participant will forfeit a portion of his account related to employer contributions. Such forfeitures are applied as a reduction to required employer contributions. As of December 31, 1998 and 1997, the amount of forfeited nonvested accounts totaled $117,217 and $54,410, respectively. These amounts are used to reduce employer contributions for the subsequent Plan year.

         Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based upon the participant's account balances. Expenses of operating the Plan are paid by the Company, with the exception of administrative loan fees which are paid by Plan participants.

         Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan and any employer contributions not yet vested would become fully vested.

         The Plan provides participants with the following six investment options:

                  The Firstar Trust Company Stable Asset Portfolio (Firstar Stable Asset Fund) invests in a well-diversified portfolio of investment contracts issued by highly rated insurance companies, other stable assets such as U.S. Treasury bills, and cash or cash equivalents.

                  The Firstar Bond IMMDEX Fund (Bond IMMDEX Fund) invests in U.S. Government bonds and investment-grade rated corporate bonds which have intermediate and longer maturity dates. The Fund attempts to match the performance of the Lehman Brothers Government/Corporate Bond Index.

                  The Vanguard/Windsor II Fund is a growth and income stock fund that invests in the equity securities of large and medium-size companies whose stocks are considered to be undervalued by the Fund's advisers.

                  The American Century-Twentieth Century Ultra Fund (Twentieth Century Ultra Fund) is an equity fund that invests in the common stocks of medium-to-large-size companies whose stocks are considered by fund management to have better-than average prospects for appreciation.

                  The Firstar Equity Index Fund invests in the stocks of well-known U.S. Companies in proportion to the industries and company sizes represented by the Standard & Poor's (S&P) 500 Index, which is an unmanaged index of the stocks of 500 well-known U.S. companies. The Fund attempts to match the performance of the S&P 500 Index.

                  The Firstar Balanced Growth Fund is a growth and income stock fund that invests in stocks, bonds and money market instruments. It invests in medium-to-large-size companies whose stocks are considered by fund management to have the potential to rise in the future and in investment-grade quality bonds, such as U.S. government bonds and corporate bonds, which are considered by the Fund's advisors to provide immediate investment income through regular interest payments.

         Throughout the plan years ended December 31, 1998 and 1997, participants were also given the option to invest in the Republic Bancorp Inc. Common Stock Fund (Republic Stock Fund), which invests 100% in the common stock of Republic Bancorp Inc.

         The following four investment options were available to December 23, 1997 to the participants of the Premier Bancorporation, Inc. 401(k) Plan prior to its merger with the Plan effective January 1, 1993:

                  The Equitable Aggressive Fund invests in securities of smaller-sized companies (with capitalizations generally between $90 million to $1.5 billion) perceived to have greater growth potential than large companies.

                  The Equitable Balanced Fund invests in common stocks, other equity type instruments, longer-term fixed income securities, publicly traded debt securities and short-term money market instruments.

                  The Equitable Common Stock Fund invests in common stocks and other equity securities issued by intermediate and large sized companies with an investment objective of long-term capital growth and increasing income.

                  The Equitable Fixed Income Fund invests primarily in Guaranteed Investment Contracts issued by high quality insurance companies.

         Effective December 23, 1997, participant balances in these funds were transferred to the Firstar Stable Asset Fund, the Bond IMMDEX Fund, the Vanguard/Windsor II Fund, the Twentieth Century Ultra Fund and the Republic Stock Fund discussed above.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition: The accompanying financial statements reflect the accrual basis of accounting. Investments are stated at fair value which is generally based on quoted prices on the last business day of the Plan year. Loans to participants are recorded at cost which approximates fair value.

         Terminated Participants: As of December 31, 1998 and 1997, account balances of participants who have terminated employment with the Plan's sponsor totaled $3,036,326 and $1,478,133, respectively. Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. As of December 31, 1998 and 1997, $113,036 and $221,568, respectively, have been allocated to accounts of persons who have elected to withdraw from the plan, but have not yet been paid.

3.       INVESTMENTS

         The following table represents the fair values of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified with an asterisk.

                                                                December 31,
                                                            1998           1997
                                                        -----------    -----------
         Cash and Cash Equivalents:
              Firstar Institutional Money Market Fund   $    78,516    $    61,597
         Common Stock:
              Republic Bancorp Inc.                      13,264,418*    14,357,586*
              Accrued Dividend Income                        76,873         66,475
                                                        -----------    -----------
                                                         13,341,291     14,424,061
         Stock Mutual Funds:
              Vanguard/Windsor II Fund                    6,163,135*     4,459,031*
              Twentieth Century Ultra Fund                5,654,764*     3,345,890*
              Firstar Equity Index Fund                     356,414         58,645
              Firstar Balanced Growth Fund                  167,255         15,844
                                                        -----------    -----------
                                                         12,341,568      7,879,410
         Bond and Investment Contract Funds:
              Firstar Stable Asset Fund                   2,489,266*     2,240,049*
              Firstar Bond IMMDEX Fund                    1,122,886        782,732*
                                                        -----------    -----------
                                                          3,612,152      3,022,781
         Loans to Participants                              641,765        474,823
                                                        -----------    -----------

                  Total Investments                     $30,015,292    $25,862,672
                                                        ===========    ===========


4.       FUND INFORMATION

         Contributions, investment income, and distributions to participants by fund are as follows for the years ended December 31, 1998 and 1997.

                                                          Years Ended December 31,
         Contributions:                                     1998            1997
         -------------                                  -----------    ------------
         Common Stock:
              Republic Bancorp Inc.                     $ 2,713,602    $ 1,712,643
         Stock Mutual Funds:
              Vanguard/Windsor II Fund                    1,482,243      1,127,001
              Twentieth Century Ultra Fund                1,359,845        962,068
              Firstar Equity Index Fund                     221,473         13,715
              Firstar Balanced Growth Fund                   91,803          6,507
         Bond Funds and Investment Contact Funds:
              Firstar Stable Asset Fund                     379,317        364,369
              Firstar Bond IMMDEX Fund                      242,226        223,970
                                                        -----------    -----------

                  Total Contributions                   $ 6,490,509    $ 4,410,273
                                                        ===========    ===========

                                                         Years Ended December 31,
        Investment Income:                                 1998            1997
        -----------------                               -----------    -----------
        Cash and Cash Equivalents:
              Portico Institutional Money Market Fund   $     2,299    $     2,044
         Common Stock:
              Republic Bancorp Inc.                      (2,835,257)     7,085,371
         Stock Mutual Funds:
              Vanguard/Windsor II Fund                      780,362        961,508
              Twentieth Century Ultra Fund                1,323,918        615,043
              Equitable Aggressive Fund                        --           10,157
              Equitable Balanced Fund                          --            2,193
              Equitable Common Stock Fund                      --           22,221
              Firstar Equity Index Fund                      50,987          2,292
              Firstar Balanced Growth Fund                   15,248            378
         Bond Funds and Investment Contract Funds:
              Firstar Stable Asset Fund                     137,871        111,940
              Firstar Bond IMMDEX Fund                       88,345         61,204
              Equitable Fixed Income Fund                      --            8,233
         Loan Fund                                           48,783         36,694
                                                        -----------    -----------

              Total Investment Income (Loss)            $  (387,444)   $ 8,919,278
                                                        ===========    ===========

                                                        Years Ended December 31,
         Benefits Paid to Participants:                    1998          1997
         -----------------------------                  ----------   -----------
         Cash and Cash Equivalents:
              Firstar Institutional Money Market Fund   $      108   $      232
         Common Stock:
              Republic Bancorp Inc.                        724,959      461,987
         Stock Mutual Funds:
              Vanguard/Windsor II Fund                     386,821      272,644
              Twentieth Century Ultra Fund                 258,728      197,134
              Firstar Equity Index Fund                      4,154         --
              Firstar Balanced Growth Fund                   2,589         --
         Bond Funds and Investment Contract Funds:
              Firstar Stable Asset Fund                    354,641      105,875
              Firstar Bond IMMDEX Fund                     106,513       41,871
              Equitable Fixed Income Fund                     --          2,367
         Loan Fund                                          37,905       10,668
                                                        ----------   ----------

              Total Benefits Paid to Participants       $1,876,418   $1,092,778
                                                        ==========   ==========


5.       TAX STATUS

         The Plan has received an opinion letter from the Internal Revenue Service dated December 28, 1992, stating that that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.       IMPACT OF YEAR 2000 (Unaudited)

         The Company has disclosed the Impact of Year 2000 in its 1998 Annual Report on Form 10-K filed with the Securities and Exchange Commision. As it relates to the Plan, the Company established formal communications with its third party service providers for payroll and plan recordkeeping to determine that they have developed plans to address their own Year 2000 readiness as they relate to the Plan's operations. All third party service providers have indicated that they are Year 2000 compliant. If modifications of data processing systems of either the Plan, the Company, or its service providers are not completed effectively, the Year 2000 problem could have a material impact on the operations of the plan. The Company has not developed a contingency plan because they are confident that all systems will be Year 2000 compliant.


7.       SUBSEQUENT EVENT

         On May 17, 1999, the Company acquired D&N Financial Corporation. Accordingly, the D&N Bank FSB 401K Plan ("D&N Plan") will be merged into the Plan effective July 1, 1999. As of December 31, 1998, there were 461 participants in the D&N Plan and the net assets available for benefits were $20,003,269.




                                 * * * * * * * *

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            REPUBLIC BANCORP INC.
                                            TAX-DEFERRED SAVINGS
                                            PLAN AND TRUST

                                            REPUBLIC BANCORP INC.
                                            Plan Administrator


Date:    June 25, 1999                      By:  /s/ Travis D. Jones
      ----------------------                     -------------------------------
                                                 Travis D. Jones, as Agent

                 Republic Bancorp Inc. Tax-Deferred Savings Plan
                             Employer ID #38-2604669
                                    Plan #001
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998

                                                                 Units/                     Fair
Description                                                      Shares        Cost         Value
-----------                                                      ------        ----         -----
* Firstar Institutional Money Market Fund                        78,516   $    78,516   $    78,516
* Firstar Stable Asset Fund                                     100,739     2,224,071     2,489,266
* Firstar Bond IMMDEX Fund                                       38,654     1,084,603     1,122,886
* Vanguard/Windsor II Fund                                      206,470     5,424,580     6,163,135
* Twentieth Century Ultra Fund                                  169,254     5,005,624     5,654,764
* Republic Bancorp Inc. Common Stock                            973,609     6,940,142    13,341,291
* Firstar Equity Index Fund                                       4,289       312,003       356,414
* Firstar Balanced Growth Fund                                    5,265       159,341       167,255
* Loans to 107 participants against their individual
       account balances (with interest rates ranging from
       8.37% to 11.25% and maturing through
       October 2008)                                            641,765       641,765       641,765
                                                                          -----------   -----------

         Total                                                            $21,870,645   $30,015,292
                                                                          ===========   ===========



* Party in interest



There were no investment assets reportable as acquired and disposed of during the year.

                 Republic Bancorp Inc. Tax-Deferred Savings Plan
                             Employer ID #38-2604669
                                    Plan #001
                 Item 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1998

                                           Purchase      Selling     Net Realized
Asset Description                            Price        Price      Gain/(Loss)
-----------------                            -----        -----      -----------
Series of Transactions:

Firstar Institutional Money Market Fund   $3,611,329   $3,606,021   $     --

Firstar Stable Asset Fund                    718,434      602,415       53,622

Vanguard/Windsor II Fund                   1,764,053      789,809      139,473

Twentieth Century Ultra Fund               1,736,148      710,157       48,486

Republic Bancorp Inc. Common Stock         3,542,958    1,370,992      831,043




Single Transaction:  None






The purchase and selling prices reported above represent the fair values of the assets on the transaction dates.

                                  EXHIBIT INDEX



                                                               Page
Exhibit                                                       Number
-------                                                       ------

  23        Consent of Ernst & Young LLP                        15